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                           October 11, 2022

       Michael Korenko
       Chief Executive Officer
       Vivos Inc.
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: Vivos Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed October 3,
2022
                                                            File No. 024-11627

       Dear Michael Korenko:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services